# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: On Holding AG, CIK 0001858985
CUSIP: H5919C104
Title of class of securities: Class A ordinary shares, par value CHF 0.10 per share
Address of issuer's principal executive offices: FORRLIBUCKSTRASSE 190, 8005 ZURICH, Switzerland (V8), 00000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-22-002415
Filed by CIK 0001859853

## Reporting persons
- David Allemann: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 45,057,673; sole dispositive power 2,737,219; shared dispositive power 33,807,918; aggregate amount beneficially owned 45,057,673 (13.8% of the class)
  Comment: Note to Rows 6 and 9: Consists of: (i)(a) 2,737,219 Class A ordinary shares owned by Mr. Allemann and (b) 10,316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested), (ii)(a) 4,860,086 Class A ordinary shares owned by Mr. Bernhard and (b) 11,245,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii)(a) 2,307,958 Class A ordinary shares owned by Mr. Coppetti and (b) 10,620,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti and (iv)(a) 1,344,492 Class A ordinary shares owned by Mr. Hoffmann and (b) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders' Agreement, as defined in Item 2(a), Mr. Allemann has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.
  
  Note to Row 7: Consists of 2,737,219 Class A ordinary shares held of record by Mr. Allemann.
  
  Note to Row 8: Consists of: (i) 10,316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested), (ii) 11,245,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii) 10,620,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti and (iv) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders' Agreement, as defined in Item 2(a), Mr. Allemann has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.
  
  Note to Row 11: Represents the quotient obtained by dividing (a) the number of Class A ordinary shares and Class B voting rights shares beneficially owned by Mr. Allemann as set forth in Row 9 by (b) an aggregate of 326,855,633 Class A ordinary shares outstanding, consisting of (i) 293,047,715 Class A ordinary shares outstanding as of June 30, 2025, as reported by the Issuer to the Reporting Persons, and (ii) 33,807,918 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by the Reporting Persons (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards held by Mr. Allemann that have vested). The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person.
  
  Note to Rows 6, 7, 8, 9, and 11: Unless otherwise noted, information is presented as of June 30, 2025.
- Olivier Bernhard: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 45,057,673; sole dispositive power 4,860,086; shared dispositive power 33,807,918; aggregate amount beneficially owned 45,057,673 (13.8% of the class)
  Comment: Note to Rows 6 and 9: Consists of: (i)(a) 2,737,219 Class A ordinary shares owned by Mr. Allemann and (b) 10,000,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii)(a) 4,860,086 Class A ordinary shares owned by Mr. Bernhard and (b) 11,562,084 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested), (iii)(a) 2,307,958 Class A ordinary shares owned by Mr. Coppetti and (b) 10,620,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti and (iv)(a) 1,344,492 Class A ordinary shares owned by Mr. Hoffmann and (b) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders' Agreement, as defined in Item 2(a), Mr. Bernhard has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.
  
  Note to Row 7: Consists of 4,860,086 Class A ordinary shares held of record by Mr. Bernhard.
  
  Note to Row 8: Consists of: (i) 10,000,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii) 11,562,084 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested), (iii) 10,620,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti and (iv) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders' Agreement, as defined in Item 2(a), Mr. Bernhard has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.
  
  Note to Row 11: Represents the quotient obtained by dividing (a) the number of Class A ordinary shares and Class B voting rights shares beneficially owned by Mr. Bernhard as set forth in Row 9 by (b) an aggregate of 326,855,633 Class A ordinary shares outstanding, consisting of (i) 293,047,715 Class A ordinary shares outstanding as of June 30, 2025, as reported by the Issuer to the Reporting Persons, and (ii) 33,807,918 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by the Reporting Persons (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards held by Mr. Bernhard that have vested). The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person.
  
  Note to Rows 6, 7, 8, 9, and 11: Unless otherwise noted, information is presented as of June 30, 2025.
- Caspar Coppetti: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 45,057,673; sole dispositive power 2,307,958; shared dispositive power 33,807,918; aggregate amount beneficially owned 45,057,673 (13.8% of the class)
  Comment: Note to Rows 6 and 9: Consists of: (i)(a) 2,737,219 Class A ordinary shares owned by Mr. Allemann and (b) 10,000,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii)(a) 4,860,086 Class A ordinary shares owned by Mr. Bernhard and (b) 11,245,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii)(a) 2,307,958 Class A ordinary shares owned by Mr. Coppetti and (b) 10,937,084 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested) and (iv)(a) 1,344,492 Class A ordinary shares owned by Mr. Hoffmann and (b) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders' Agreement, as defined in Item 2(a), Mr. Coppetti has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.
  
  Note to Row 7: Consists of 2,307,958 Class A ordinary shares held of record by Mr. Coppetti.
  
  Note to Row 8: Consists of: (i) 10,000,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii) 11,245,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii) 10,937,084 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested) and (iv) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders' Agreement, as defined in Item 2(a), Mr. Coppetti has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.
  
  Note to Row 11: Represents the quotient obtained by dividing (a) the number of Class A ordinary shares and Class B voting rights shares beneficially owned by Mr. Coppetti as set forth in Row 9 by (b) an aggregate of 326,855,633 Class A ordinary shares outstanding, consisting of (i) 293,047,715 Class A ordinary shares outstanding as of June 30, 2025, as reported by the Issuer to the Reporting Persons, and (ii) 33,807,918 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by the Reporting Persons (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards held by Mr. Coppetti that have vested). The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person.
  
  Note to Rows 6, 7, 8, 9 and 11: Unless otherwise noted, information is presented as of June 30, 2025.
- Martin Hoffmann: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 0; shared voting power 45,329,781; sole dispositive power 1,616,600; shared dispositive power 33,807,918; aggregate amount beneficially owned 45,329,781 (13.9% of the class)
  Comment: Note to Rows 6 and 9: Consists of: (i)(a) 2,737,219 Class A ordinary shares owned by Mr. Allemann and (b) 10,000,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii)(a) 4,860,086 Class A ordinary shares owned by Mr. Bernhard and (b) 11,245,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii)(a) 2,307,958 Class A ordinary shares owned by Mr. Coppetti and (b) 10,620,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti and (iv)(a) 1,616,600 Class A ordinary shares owned by Mr. Hoffmann (including 272,108 Class A ordinary shares underlying options and option awards that have vested) and (b) 1,941,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested). Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders' Agreement, as defined in Item 2(a), Mr. Hoffmann has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.
  
  Note to Row 7: Consists of 1,616,600 Class A ordinary shares held of record by Mr. Hoffmann (including 272,108 Class A ordinary shares underlying options and option awards that have vested).
  
  Note to Row 8: Consists of: (i) 10,000,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii) 11,245,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii) 10,620,834 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti and (iv) 1,941,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested). Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders' Agreement, as defined in Item 2(a), Mr. Hoffmann has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.
  
  Note to Row 11: Represents the quotient obtained by dividing (a) the number of Class A ordinary shares and Class B voting rights shares beneficially owned by Mr. Hoffmann as set forth in Row 9 by (b) an aggregate of 327,127,741 Class A ordinary shares outstanding, consisting of (i) 293,319,823 Class A ordinary shares outstanding as of June 30, 2025, as reported by the Issuer to the Reporting Persons (including 272,108 Class A ordinary shares underlying options and option awards held by Mr. Hoffmann that have vested), and (ii) 33,807,918 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by the Reporting Persons (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards held by Mr. Hoffmann that have vested). The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person.
  
  Note to Rows 6, 7, 8, 9 and 11: Unless otherwise noted, information is presented as of June 30, 2025.

## Item 1. Issuer
Name of issuer: On Holding AG
Address of issuer's principal executive offices: Forrlibuckstrasse 190 8005 Zurich, Switzerland

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being filed by David Allemann, Olivier Bernhard, Caspar Coppetti and Martin Hoffmann (each a "Reporting Person" and, collectively, the "Reporting Persons"). Pursuant to a Shareholders' Agreement, dated as of September 6, 2021 (the "Shareholders' Agreement"), among the Reporting Persons and the Issuer, the Reporting Persons have agreed to certain arrangements with respect to their shares, including certain restrictions relating to the transfer of their Class B voting rights shares, to vote together on matters that will be put for a vote in the Issuer's shareholders' meetings and to vote to elect certain individuals to the Issuer's board of directors in accordance with the terms of the Shareholders' Agreement. By virtue of the Shareholders' Agreement and the obligations and rights thereunder, the Reporting Persons in this Schedule 13G/A may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: The principal office and business address of the Reporting Persons is c/o On Holding AG, Forrlibuckstrasse 190, 8005 Zurich, Switzerland.
Citizenship: See row 4 of the cover pages to this Schedule 13G/A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of the cover sheet of each Reporting Person.

On March 31, 2025, David Allemann, Olivier Bernhard, Caspar Coppetti and Marc Maurer entered into an Exchange Agreement pursuant to which they agreed that Marc Maurer would exchange 5,729,180 Class B voting rights shares for 193,750 Class A ordinary shares beneficially owned by David Allemann, 189,584 Class A ordinary shares beneficially owned by Olivier Bernhard, and 189,584 Class A ordinary shares beneficially owned by Caspar Coppetti.
Percent of class: See row 11 of the cover sheet of each Reporting Person. %
Sole power to vote or to direct the vote: See row 5 of the cover sheet of each Reporting Person.
Shared power to vote or to direct the vote: See row 6 of the cover sheet of each Reporting Person.
Sole power to dispose or to direct the disposition: See row 7 of the cover sheet of each Reporting Person.
Shared power to dispose or to direct the disposition: See row 8 of the cover sheet of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated as of February 11, 2022, among the Reporting Persons (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 11, 2022).

## Signatures
- David Allemann: /s/ David Allemann, David Allemann (08/12/2025)
- Olivier Bernhard: /s/ Olivier Bernhard, Olivier Bernhard (08/12/2025)
- Caspar Coppetti: /s/ Caspar Coppetti, Caspar Coppetti (08/12/2025)
- Martin Hoffmann: /s/ Martin Hoffmann, Martin Hoffmann (08/12/2025)